Exhibit N.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Post-Effective Amendment No. 5 to the Registration Statement (No. 333-224976) on Form N-2 of Newtek Business Services Corp. and Subsidiaries of our reports dated March 18, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Newtek Business Services Corp. and Subsidiaries, appearing in this Registration Statement, and of our report dated July 3, 2019 relating to the senior securities table appearing elsewhere in this Registration Statement.

We also consent to the reference to our firm under the captions ”Independent Registered Public Accounting Firm”, “Selected Consolidated Financial and Other Data”, and “Senior Securities” in such Registration Statement.

/s/ RSM US LLP

New York, New York
July 3, 2019